Exhibit 12

CLUBCORP CLUB OPERATIONS, INC.
Computation of Ratios of Earnings to Fixed Charges
Five Years Ended December 31, 2013

	Fiscal Years Ended
	December 31, 2013	December 25, 2012	December 27, 2011	December 28, 2010		December 29, 2009
	(dollars in thousands)
Earnings:
(Loss) income before income taxes	$(37,862)	$(22,513)	$(50,655)	$319,611		$(20,026)
Equity in earnings from unconsolidated ventures	(2,638)	(1,947)	(1,487)	(1,309)		(706)
(Loss) income from continuing operations before taxes, noncontrolling interests and equity in earnings from unconsolidated ventures	(40,500)	(24,460)	(52,142)	318,302		(20,732)

Add:
Total fixed charges (per below)	89,483	94,810	90,567	63,824		62,844
Amortization of capitalized interest	171	163	155	149		146

Less:
Interest capitalized	(303)	(233)	(365)	(115)		(69)

Total earnings	$48,851	$70,280	$38,215	$382,160		$42,189

Fixed Charges:
Interest expense	$82,586	$88,306	$83,684	$56,645		$55,177
Interest capitalized	303	233	365	115		69
Estimate of interest within rental expense (1)	6,594	6,271	6,518	7,064		7,598

Total fixed charges	$89,483	$94,810	$90,567	$63,824		$62,844

Ratio of earnings to fixed charges (2)	—	—	—	5.99	x	—

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(1)	Fixed charges include the estimated interest component of rent expense (one-third of rent under operating leases) included in income from continuing operations.

(2)
For the fiscal years ended December 31, 2013, December 25, 2012, December 27, 2011 and December 29, 2009 earnings were insufficient to cover fixed charges by approximately $40.6 million, $24.5 million, $52.4 million and $20.7 million, respectively.